Exhibit 99.2

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Rogers Communications Inc. (the “Corporation”) held on April 20, 2022.

Class A Voting Shareholders

1.     Election of Directors

Resolutions electing the following 15 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Jack L. Cockwell Shares Voted For: Withheld:	108,629,737 10,476	Michael J. Cooper Shares Voted For: Withheld:	108,605,457 34,756

Ivan Fecan Shares Voted For: Withheld:	108,629,387 10,826	Robert J. Gemmell Shares Voted For: Withheld:	108,621,338 18,875

Alan D. Horn Shares Voted For: Withheld:	108,613,733 26,480	Jan L. Innes Shares Voted For: Withheld:	108,631,912 8,301

John (Jake) C. Kerr Shares Voted For: Withheld:	108,596,806 43,407	Dr. Mohamed Lachemi Shares Voted For: Withheld:	108,633,252 6,961

Philip B. Lind Shares Voted For: Withheld:	108,611,790 28,423	David A. Robinson Shares Voted For: Withheld:	108,616,393 23,820

Edward S. Rogers Shares Voted For: Withheld:	108,603,917 36,296	Loretta A. Rogers Shares Voted For: Withheld:	108,618,156 22,057

Martha L. Rogers Shares Voted For: Withheld:	108,617,541 22,672	Melinda M. Rogers-Hixon Shares Voted For: Withheld:	108,617,741 22,472

Tony Staffieri Shares Voted For: Withheld:	108,612,048 28,165

2.    Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual general meeting of shareholders was approved for the ensuing year with 108,663,324 shares voted in favour of their appointment and 5,205 withheld.

For additional information, please see the Corporation’s management information circular dated March 3, 2022, a copy of which is available on SEDAR at www.sedar.com.

Toronto, Ontario April 20, 2022

ROGERS COMMUNICATIONS INC.

Per:	“Marisa Wyse”
Marisa Wyse
Chief Legal Officer and
Corporate Secretary